SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Goodrich Petroleum Corporation

(Name of Subject Company and Filing Person (Issuer)

8.875% Senior Notes due 2019

3.25% Convertible Senior Notes due 2026

5.00% Convertible Senior Notes due 2029

5.00% Convertible Senior Notes due 2032

and

5.00% Convertible Exchange Senior Notes due 2032

(Title of Class of Securities)

382410 AF5

382410 AB4

382410 AC2

382410 AG3

382410 AK4

382410 AP3

(CUSIP Number of Class of Securities)

Michael J. Killelea

Senior Vice President, General Counsel and

Corporate Secretary

801 Louisiana Street, Suite 700

Houston, Texas 77002

(713) 780-9494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,742,000	$7,527

*	Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee is based assumes the exchange of (i) $116,828,000 aggregate principal amount of 8.875% Senior Notes due 2019, (ii) $429,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2026, (iii) $6,692,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2029, (iv) $94,160,000 aggregate principal amount of 5.00% Convertible Senior Notes due 2032 and (v) $6,117,000 aggregate principal amount of 5.00% Convertible Exchange Senior Notes due 2032 for common stock, par value $0.20 per share, of Goodrich Petroleum Corporation (the “Company”). This amount is based on one-third of the aggregate principal amount of the securities acquired because the Company has a capital deficit. The registration fee was paid on January 26, 2016 in connection with the filing by the Company of the original Schedule TO-I.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,527	Filing Party:	Goodrich Petroleum Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	January 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO-I (as amended and restated, the “Schedule TO-I”) originally filed with the United States Securities and Exchange Commission on January 26, 2016 by Goodrich Petroleum Corporation (the “Company”), in connection with its offers to exchange (the “Exchange Offers”), on the terms and subject to the conditions set forth in the Offer to Exchange, dated January 26, 2016, as amended and restated on February 5, 2016 (as it may be further supplemented and amended from time to time, the “Offer to Exchange”), as supplemented by the First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016 (the “First Supplement”), as further supplemented by the Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016 (the “Second Supplement”), a copy of which is filed herewith as Exhibit (a)(1)(vii), and the related Third Amended and Restated Letter of Transmittal (as it may be further supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the First Supplement and the Second Supplement, the “Offering Documents”), a copy of which is filed herewith as Exhibit (a)(1)(viii), any and all of our outstanding 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 for newly issued shares of our common stock, par value $0.20 per share.

The purpose of this Amendment No. 4 is to amend and supplement the terms of the Exchange Offers by extending the expiration date of the Exchange Offers to 5:00 p.m., New York City time, on March 16, 2016, unless otherwise extended, withdrawn, or terminated.

Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 4. You should read this Amendment No. 4 together with the Offering Documents.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(1)(v)****	First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016.

(a)(1)(vi)****	Form of Second Amended and Restated Letter of Letter of Transmittal.

(a)(1)(vii)†	Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016.

(a)(1)(viii)†	Form of Third Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)	Press Release, dated February 25, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 25, 2016).

(a)(2)(iv)***	Script of Conference Call Regarding Offer to Exchange.

Exhibit	Description

(a)(2)(v)	Press Release, dated March 2, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 3, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.
**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Previously filed with the Schedule TO-I/A on February 16, 2016.
****	Previously filed with the Schedule TO-I/A on February 25, 2016.
†	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2016

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Exchange, dated January 26, 2016.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)**	Amended and Restated Offer to Exchange, dated February 5, 2016.

(a)(1)(iv)**	Form of Amended and Restated Letter of Transmittal.

(a)(1)(v)****	First Supplement to Amended and Restated Offer to Exchange, dated February 25, 2016.

(a)(1)(vi)****	Form of Second Amended and Restated Letter of Letter of Transmittal.

(a)(1)(vii)†	Second Supplement to Amended and Restated Offer to Exchange, dated March 3, 2016.

(a)(1)(viii)†	Form of Third Amended and Restated Letter of Transmittal.

(a)(2)(i)	Press Release, dated January 26, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on January 26, 2016).

(a)(2)(ii)	Press Release, dated February 5, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 5, 2016).

(a)(2)(iii)	Press Release, dated February 25, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on February 25, 2016).

(a)(2)(iv)***	Script of Conference Call Regarding Offer to Exchange.

(a)(2)(v)	Press Release, dated March 2, 2016 (Incorporated by reference to Exhibit 99.1 to Goodrich Petroleum Corporation’s Current Report on Form 8-K (File No. 001-12719) filed on March 3, 2016).

(b)	Not applicable.

(d)(i)	Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C. and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(d)(ii)	Warrant Registration Rights Agreement, dated March 12, 2015, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (Incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K (File No. 001-12719) filed on March 18, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on January 26, 2016.
**	Previously filed with the Schedule TO-I/A on February 5, 2016.
***	Previously filed with the Schedule TO-I/A on February 16, 2016.
****	Previously filed with the Schedule TO-I/A on February 25, 2016.
†	Filed herewith.

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